Exhibit 99.11

EXCELSIOR MINING ARIZONA, INC.

OPTION TO PURCHASE AGREEMENT

Benson 1550 LLC

Benson 5200 LLC

Viel Gluck, LLC

Ben Fatto, LLC

Piemonteis Direct, LLC

Peterben Vigna, LLC

Benton Vigna, LLC

La Romana Direct, LLC

Attn: Kyle Hiatt/John Davi

REDACTED: Address]

Re:	Option to Acquire Real Property Situated in Cochise County, Arizona

Dear Sirs:

This Option to Purchase Agreement (“Agreement”) provides the terms upon which Excelsior Mining Arizona, Inc., an Arizona corporation (“Purchaser”) shall have an option to purchase the Property (defined below) from Benson 1550, LLC, an Arizona limited liability company (“Benson 1550”), Benson 5200, LLC, an Arizona limited liability company (“Benson 5200”), Viel Gluck, LLC, an Arizona limited liability company, as successor by merger to Veil Gluck Limited Partnership, an Arizona limited partnership (“VGLLC”), Ben Fatto, LLC, an Arizona limited liability company, as successor by merger to Ben Fatto Limited Partnership, an Arizona limited partnership (“BFLLC”), Piemonteis Direct, L.L.C., an Arizona limited liability company (“PDL”), Peterben Vigna, L.L.C., an Arizona limited liability company (“PVL”), Benton Vigna, L.L.C., an Arizona limited liability company (“BVL”), and La Romana Direct, L.L.C., an Arizona limited liability company (“LRDL”) (collectively, “Sellers”), and if the Option is exercised (defined below), the term upon which the purchase and sale of the Property (defined below) will be consummated. Purchaser and Sellers are each a “Party” and collectively the “Parties”. This Agreement is effective as of the date it is fully executed by the Parties as set forth below (“Effective Date”).

1. Description of Property. The “Property” shall mean all fee title property described in Schedule “A” to this Agreement, incorporated herein as part of this Agreement, together with all rights (including mineral rights and water rights as they pertain to the Sellers), improvements, easements and appurtenances thereto.

2. Grant Option. The Sellers grant the Purchaser the option to purchase all of Sellers’ rights, title and interest in the Property on the following terms (the “Option”):

2.1 The Option shall be for a period of six (6) years from the Effective Date unless earlier terminated by Closing (defined below), for cause as set forth in this Agreement, or the filing of a petition for relief under Title 11 of the United States Code filed by or against the Purchaser (“Option Period”). The latter cause for termination shall be deemed effective as of the day immediately preceding the filing of any such petition and upon termination Purchaser shall have no further right, obligation, liability or interest under this Agreement.

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2.2 The Purchaser shall deposit a fully executed copy of this Agreement and a non-refundable initial fee of $1,000,000 (the “Initial Fee”) within ten (10) business days of the Effective Date to Pioneer Title Agency, 2152 S. Vineyard, Suite 109, Mesa, Arizona 85210, Attn: Ms. Michele Lucero, Branch Manager/Escrow Officer, Telephone: (480) 539-5232; Email: Michele.Lucero@ptaaz.com (the “Escrow Agent”) and an additional non-refundable fee of $250,000 shall be deposited with the Escrow Agent on the second, third, fourth and fifth anniversary of the Effective Date if the Option is not previously exercised (collectively the “Annual Fees”). Upon receipt from Purchaser, the Initial Fee and all Annual Fees shall be allocated amongst the Sellers in accordance with Schedule “B” and immediately released to the Sellers by the Escrow Agent.

2.3 This Agreement shall constitute escrow instruction to Escrow Agent during the Option Period and if Purchaser elects to exercise the Option, for the Closing (defined below) for the purchase and sale of the Property. If required by Escrow Agent, the Parties shall execute and deliver to Escrow Agent additional escrow instructions on Escrow Agent’s standard form with such modifications as are mutually acceptable to the Parties (the “Escrow Instructions”). If there is any conflict or inconsistency between the Escrow Instructions and this Agreement, this Agreement shall control.

2.4 The Purchaser may exercise the Option at any time during the Option Period and acquire all of Sellers’ interest in the Property by (i) providing written notice to Sellers and Escrow Agent, and (ii) making a single lump sum deposit to the Escrow Agent in the amounts set forth in the table below (“Purchase Price”). The Purchase Price shall be allocated amongst the Sellers in accordance with Schedule “B” and paid to the Sellers by the Escrow Agent upon Closing (defined below). The Initial Fee and any Annual Fees shall be credited towards the Purchase Price.

Final Payment Date	Total Price
During the period within 1 year from Effective Date	$28,000,000
During the period after 1 year but within 2 years from Effective Date	$30,000,000
During the period after 2 years but within 3 years from Effective Date	$31,250,000
During the period after 3 years but within 4 years from Effective Date	$33,500,000
During the period after 4 years but within 5 years from Effective Date	$35,750,000
During the period after 5 years but within 6 years from Effective Date	$37,000,000

2.5 In the event that during the Option Period as a result of the Davi Action, ACC Investigation or other legal claim, the Vendor either no longer has title to a portion of the Property or the Vendor is unable to transfer an interest in the portion of the Property (in each case the “Encumbered Property”), then Purchaser may still proceed with the exercise of the Option to acquire all of the Property, other than the Encumbered Property, provided that in such event the Purchase Price shall be determined by multiplying the Purchase Price set forth in Section 2.4 by the fraction (i) the numerator of which shall be the total acreage of the Property after subtracting the acreage of the Encumbered Property; and (ii) the denominator of which shall be 3,906.57, or such updated number for the Property as is established by the Survey.

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3. Escrow Agent, Title and Title Insurance. During the Option Period, Purchaser shall order a commitment for the issuance of a title policy (the “Title Commitment”) and a current ALTA survey plat of survey of the Property (the “Survey”). Upon receipt, Purchaser shall furnish to Sellers a copy of the Title Commitment and Survey, and any subsequent revisions and updates thereto. Purchaser shall furnish to Sellers at least sixty (60) days prior to the end of the Option Period, a statement specifying any objections to the Title Commitment and/or the Survey, which are unacceptable to Purchaser (the “Objections”).

3.1 Sellers’ Option to Cure Objections. Sellers shall notify Purchaser within five (5) days after receipt of the Objections (“Sellers’ Election Deadline”) of Sellers’ election to: (a) use reasonable efforts to attempt to cure all or any of Purchaser’s Objections by the Closing by causing such objectionable items to be removed as exceptions or requirements to the Title Commitment or be insured against by endorsement in a form reasonably satisfactory to Purchaser; or (b) not cure all or any of Purchaser’s Objections. If within five (5) days after receipt of the Objections, Sellers have not given Purchaser notice of Sellers’ election to cure all of the Objections, then Purchaser may either: (i) waive the correction or removal of such matters; or (ii) terminate this Agreement. Purchaser shall give Sellers and Escrow Agent notice of Purchaser’s election of (i) or (ii) within five (5) days following Sellers’ Election Deadline (and, if this date would fall on or after Closing, Closing shall be subject to an equitable extension). If Purchaser does not timely give such notice, Purchaser shall be deemed to have elected to terminate the Agreement under (ii) above.

3.2 Sellers’ Inability to Cure. If Sellers are unable to cure any item that Sellers have elected to attempt to cure, Sellers shall immediately give Purchaser notice that Sellers are unable to cure such item. In such case, Purchaser shall within five (5) business days of receipt of such notice (“Purchaser’s Election Deadline”) with a corresponding equitable extension of the Closing if the Purchaser’s Election Deadline would fall on or after Closing, to elect: (i) to waive Purchaser’s objection to such item; or (ii) to terminate this Agreement by giving notice to Sellers and Escrow Agent. If Purchaser does not give timely notice pursuant to (ii) above, Purchaser shall be deemed to have elected to terminate this Agreement under (ii) above. If Purchaser terminates this Agreement under this Section 3, Purchaser shall have no further right, obligation, liability or interest under this Agreement.

3.3 Unpermitted Title Matters. At or before the Closing, and without the need for Purchaser to object to same: (a) Sellers shall remove all financing or monetary encumbrances; mechanics’, materialmen’s and supplier’s liens; judgment liens; federal or state income or sales tax liens; and all other liens affecting title to the Property, except for current ad valorem taxes and general assessments; and (b) Sellers shall deliver title to the Property to Purchaser free and clear of all liens, leases, encumbrances, options and other rights of possession, except those approved exceptions shown in Schedule B of the Title Commitment, or as otherwise approved by Purchaser in its sole discretion (collectively, “Permitted Exceptions”). Sellers shall not cause or permit or suffer any new liens or other encumbrances or matters of record affecting title to be placed upon the Property from the Effective Date of this Agreement through the Closing. Escrow Agent shall first apply the Purchase Price proceeds to pay off any and all financing or monetary encumbrances or liens (including without limitation any taxes and corresponding penalties and interest which are delinquent or now due and payable) before any remaining Purchase Price proceeds are released to Sellers at Closing.

4. Conveyance Documents. On or prior to Closing, the Sellers shall deposit with the Escrow Agent a special warranty deed (the “Deed”), non-foreign affidavit and such other documents as may be required by Purchaser or Escrow Agent to fully vest title to the Property in Purchaser or its affiliates all in the form set out in Schedule “C” (the “Title Transfer Documents”), incorporated herein as part of this Agreement, or as otherwise required by the Escrow Agent.

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5. Closing. If Purchaser exercises the Option, the closing of the transaction (the “Closing”) shall occur on the fifteenth (15th) day after the Purchaser exercises the Option or on such other date as is mutually agreed to by the Parties. On Closing, the Escrow Agent shall complete the conveyance of the title by recording the Title Transfer Documents with the Cochise County Recorder’s Office. Upon Closing (a) Sellers and Purchaser shall execute and deliver, as appropriate, an affidavit of property value as required by law and all documentation reasonably necessary or customary to effect the transfer contemplated by this Agreement; and (b) Sellers shall deliver to Escrow Agent an owner’s affidavit as to mechanics liens and possession, in form and substance satisfactory to Escrow Agent, and such other documents reasonably required by Escrow Agent, including, without limitation, to confirm that Sellers are not foreign persons subject to tax withholding, and as may be required by the Escrow Agent or title company for the issuance of the title policy. In addition, immediately upon the completion of the Closing, Sellers shall deliver possession of the Property to Purchaser, free of any rights of tenancies or other rights to possession granted by Sellers. The Parties agree to make such modifications to and/or re-execute the Deed as may be required by Escrow Agent or for recording of the Deed.

6. Representations and Warranties.

6.1 Sellers hereby represent and warrant (on a joint and several basis) to, and covenant with, the Purchaser on the Effective Date, and on the date of Closing, which representations and warranties shall survive until the date that is six (6) months after the date of Closing, as follows:

6.1.1 Organization and Status. Each of the Sellers is duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation and is qualified to do business in the State of Arizona. Each of the Sellers have all power and authority necessary to own and convey its interest in the Property and otherwise to conduct its business as it is presently conducted.

6.1.2 Authority. Each of the Sellers have the requisite power and authority to enter into this Agreement and the other Title Transfer Documents to be executed and delivered by it pursuant to this Agreement and to perform Sellers’ obligations hereunder. The execution and delivery of this Agreement and the other Title Transfer Documents to be executed and delivered by each of the Sellers pursuant to this Agreement and the consummation by Purchaser of the transactions contemplated by, and other compliance with or performance under, them have been duly authorized by all necessary action on the part of each Seller.

6.1.3 Enforceability. (i) This Agreement and the other Title Transfer Documents contemplated by this Agreement to which each of the Sellers is party or a signatory constitute the legal, valid, and binding obligations of such Seller, and are enforceable in accordance with their terms, and (ii) the Title Transfer Documents executed and delivered by each of the Sellers pursuant to this Agreement effectively convey to, and vest in, Purchaser all of Sellers’ right, title and fee interest in and to the Property.

6.1.4 Liabilities and Monetary Liens. To the best of Sellers’ knowledge, except to the extent provided by law, the Property is not subject to any liabilities, liens, encumbrances, other than Permitted Exceptions, creditor claims or other liabilities of any nature, whether accrued, absolute, contingent, threatened or otherwise, or arising out of transactions entered into, or any state of facts existing prior to the date of this Agreement or Closing, including tax liabilities or special assessments.

6.1.5 Title.

6.1.5.1 To the best of Sellers’ knowledge, Sellers have good and marketable title to the Property, and except for those certain agricultural/grazing leases with neighboring land owners, there are no written or oral leases, instruments or other contracts granting any interest in the Property.

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6.1.5.2 To the best of Sellers’ knowledge, there are no pending or threatened condemnation or eminent domain proceedings affecting the Property.

6.1.6 Litigation. To the best of Sellers’ knowledge, except for (i) that certain action entitled Mark Frederickson, et al. vs. John Davi, et al. filed on January 30, 2024 and assigned Case Number 24CV000384 in the Superior Court of California, County of Monterey (“Davi Action”), and (ii) [REDACTED: Confidential proceeding] there is no litigation, action, claim, proceeding, or governmental investigation pending or threatened against any of the Sellers (i) relating to the Property, or (ii) which may affect any of the Sellers’ ability to perform its obligations under this Agreement or under any agreement or instrument contemplated by this Agreement, and there is no basis for any such action.

6.1.7 Environmental Matters. The following representations and warranties specifically exclude any matters arising from the activities of Purchaser on or adjacent to the Property:

6.1.7.1 To the best of Sellers’ knowledge, and excluding any matters arising from the operations of Purchaser on the Property, the Property is not contaminated with any hazardous wastes, hazardous substances, or other hazardous or toxic materials as defined in any federal, state and local laws (as may be applicable) relating to pollution or protection of the environment and any regulation, code, plan, order, decree, judgment or injunction related thereto (the “Environmental Laws”) so as to constitute a violation of any of the Environmental Laws or so as to trigger any required corrective or remedial action under the Environmental Laws. There has been no leakage of any hazardous wastes, hazardous substances, or other hazardous or toxic materials as defined in the Environmental Laws from the Property onto or underneath any other property so as to constitute a violation of any of the Environmental Laws or so as to trigger any required corrective or remedial action under the Environmental Laws.

6.1.7.2 To the best of Sellers’ knowledge, Sellers are in compliance with all Environmental Laws with respect to the Property. There are no past or present events, conditions, circumstances or activities, which may interfere with or prevent continued compliance with the Environmental Laws, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim or action, proceeding, hearing, study, or investigation, based on or related to the manufacture, processing, use, storage, disposal, or handling, or the release or threatened release into the environment, of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substances or waste (as defined in the Environmental Laws) with regard to the Property. There are no pending or threatened, civil or criminal litigation, notice of violation or administrative proceeding relating in any way to the Environmental Laws involving the Property, and there is no basis for any such litigation, notice or proceeding that could have a material adverse effect on the Property.

6.1.8 Consents. To the best of Sellers’ knowledge, no consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Authority or other person on the part of the Sellers is required in connection with the execution or delivery of, or the performance of its obligations under this Agreement, the agreements to be executed and delivered pursuant to this Agreement, or the consummation of any transaction contemplated hereby or thereby.

6.1.9 Taxes. To the best of Sellers’ knowledge, all Taxes of any type owed by the Sellers, assessed on the Property, and all penalties and interest due thereon, have been paid in full or will have been paid in full on or before the Closing.

6.1.10 Knowledge. For the purposes of this Section 6, the term “Sellers’ knowledge” shall be deemed to be the actual knowledge of Kyle Hiatt.

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6.2 Purchaser hereby represents and warrants to, and covenants with, the Sellers on the Effective Date, and on the date of Closing, as follows:

6.2.1 Organization and Status. The Purchaser is duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation and is qualified to do business in the State of Arizona.

6.2.2 Authority. Purchaser has the requisite power and authority to enter into this Agreement and any other Title Transfer Documents to be executed and delivered by it pursuant to this Agreement and to perform Purchaser’s obligations hereunder. The execution and delivery of this Agreement and any other Title Transfer Documents to be executed and delivered by Purchaser pursuant to this Agreement and the consummation by Purchaser of the transactions contemplated by, and other compliance with or performance under them, have been duly authorized by all necessary action on the part of Purchaser.

6.2.3 Enforceability. This Agreement and any other Title Transfer Documents contemplated by this Agreement to which Purchaser is party or a signatory constitute the legal, valid, and binding obligations of Purchaser, and are enforceable in accordance with their terms.

7. Covenants.

7.1 Each of the Sellers agree to: (i) maintain the Property in its current condition until the Closing; (ii) except with the consent of the Purchaser, not split, subdivide, encumber, or construct any infrastructure or property improvements related to the Property, except as may be reasonably required to maintain its ranch land status; and (iii) maintain appropriate insurance, in Sellers’ sole and absolute discretion, until the Closing.

7.2 Within ten (10) days after the Effective Date, Sellers shall provide to Purchaser, in electronic format if available, copies of all documents relating to the Property which are in Sellers’ possession and control, including, without limitation, environmental assessments, environmental studies, soil reports, zoning exhibits, plans, materials and stipulations, improvement plans, building inspection reports, landscape plans, site plans, recorded maps and plats, surveys, engineering studies and archeological studies, hydrological studies, water right filings or applications and well data, leases, permits, licenses and easements, service contracts, appraisals, CC&Rs, if any, any notices from governmental entities relating to the Property, and all other reports and information related to the Property.

7.3 During the Option Period, Purchaser:

7.3.1 will not do any wellfield mining operations (including injection, recovery or hydraulic fracking) on any of the Property other than within Section 31, Township 15 South, Range 23 East (Assessor Parcel Number 208-20-002M); and

7.3.2 may conduct investigation and exploration activities it may desire in order to determine the suitability of the Property for Purchaser’s use which may involve mineral exploration drilling, sampling, testing, geological, hydrological, metallurgical, geotechnical, geophysical or environmental investigations and studies and related permitting activities (subject to appropriate bonds, regulatory approvals and reclamation requirements) (the “Authorized Mineral Exploration Activities”) and the Sellers will not object or take action to hinder such activities. Upon completion of any Authorized Mineral Exploration Activities, and unless Purchaser has exercised the Option, Purchaser shall immediately commence reclamation of any surface disturbance consistent with mining industry standards and in compliance with all applicable Federal and/or State statutory and regulatory requirements. Notwithstanding the foregoing, for the sake of clarity, during the Option Period, except for the Authorized Mineral Exploration Activities, Purchaser shall not conduct any commercial mineral extraction, mineral processing or mineral development activities and shall not construct any structures, buildings, roads, pipelines, conduits, waste rock facilities, tailings facilities, ponds, pits, shafts, adits, tunnels or conduct any other commercial activities on the Property (except as permitted by Section 7.3.1). Subject to the foregoing restrictions, Purchaser may submit applications for environmental permits or operating permits to governmental agencies relating to commercial mineral extraction, mineral processing, or mineral development activities concerning the Property; provided, however, that any such permits, if issued prior to Closing, shall not encumber or burden the Property or in any manner interfere with or restrict the rights of Sellers to use and enjoy the Property in the event that Purchaser does not exercise the Option and Purchaser does not acquire the Property pursuant to the terms and conditions of this Agreement.

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8. Property Restrictions. During the term of the Option, the Sellers may not transfer any interest in the Property, or allow any new liens, encumbrances, creditor claims or other liabilities to exist on the Property, without the consent of the Purchaser, other than the Permitted Exceptions. Without limiting the generality of the foregoing, each of the Sellers will, and will cause its officers, directors, employees, representatives (including any financial or other advisor) and agents to, cease and terminate any existing solicitation, encouragement, activity, discussion or negotiation with respect to any Acquisition Proposal (as defined herein) with any person that has made, indicated any interest to make or may reasonably be expected to make, an Acquisition Proposal during the period commencing on the Effective Date and ending on the date this Agreement is terminated. As used herein, “Acquisition Proposal” means (other than the transaction contemplated under this Agreement): any offer, proposal, expression of interest, or inquiry from any person (other than Purchaser and its affiliates, consultants and legal counsel) relating to any acquisition or sale, direct or indirect, of all or any portion of the Property or any interest therein.

9. Remedies. The Sellers agree that an award of monetary damages may not be an adequate remedy for any loss incurred by reason of any breach or threatened breach by any of the Sellers of this Agreement and therefore Purchaser will only be entitled to equitable relief, including injunctive relief and specific performance, without proof of special damages. Such remedies will be the exclusive remedies for any breach or threatened breach by any of the Sellers of this Agreement. Except for monetary damages, equitable relief, including injunctive relief and specific performance, without proof of special damages for claims for environmental contamination, environmental damages and reclamation costs arising due to Purchaser’s breach of this Agreement, Sellers’ sole and exclusive remedy for any breach of this Agreement by Purchaser shall be to terminate this Agreement and retain the Initial Fee and Annual Fees that have been paid to Sellers prior to termination as liquidated damages. Notwithstanding the foregoing, if a Party fails to perform when due any act required by this Agreement to be performed, excepting the payment of the Initial Fee or Annual Fees when due and payable, the other Party may give written notice to the Party of the Party’s default. Upon written notice of such default, the Party in default shall have forty-five (45) days to cure the default, and in the event the default has not been cured within forty-five (45) days, then the Party not in default may pursue the remedies as set forth above in this Section 9.

10. Conditions of Closing. The following are the conditions to Closing, the failure of any of which shall entitle Purchaser to terminate this Agreement:

10.1 Representations and Warranties. The representations and warranties of the Sellers and Purchaser shall be true and correct on the Effective Date and at the Closing.

10.2 Sellers Compliance and Deliverables. The Sellers shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing all the documents contemplated in this Agreement.

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10.3 Regulatory Approval. The Purchaser shall have received all applicable Canadian governmental, regulatory and stock exchange approvals that are required for the transaction.

10.4 Payment of Taxes. All past due transaction privilege, real estate, personal property, use, payroll, unemployment or similar taxes that are owed to Cochise County or the State of Arizona shall be paid from the Sellers’ proceeds of the Purchase Price and any tax liens that may exist on the Property shall be discharged by Sellers.

10.5 Other Liens. All other liens, encumbrances, creditor claims or other liabilities (including UCC filings and security interests) against the Property shall be discharged by the Sellers prior to the Closing, other than the Permitted Exceptions.

10.6 Title Insurance. Title Insurer shall be irrevocably committed to issue to Purchaser at the Closing the Owner’s Title Policy subject only to the Permitted Exceptions.

11. Release and Indemnity. As of Closing, the recording of the Deed in Cochise County records, and the release to Sellers of the Purchase Price by Escrow Agent, Sellers hereby release Purchaser from all claims, demands, damages, causes of action, costs, expenses, and any liability whatsoever, known or unknown arising out of Purchaser’s activities or operations on the Property. Sellers shall further defend, indemnify, save and hold Purchaser harmless for, from and against any and all obligations, debts, covenants, conditions, representations, costs, and liabilities and any and all demands, causes of action, and claims, of every type, kind, nature or character, direct or indirect, known or unknown, absolute or contingent, determined or speculative, at law, in equity or otherwise, including attorneys’ fees and litigation and court costs arising from or relating in any way to (i) the Davi Action or (ii) the ACC Investigation.

12. Closing Costs and Expenses. Sellers shall pay for the portion of the Owner’s Title Policy attributable to standard coverage. Purchaser shall pay for that portion attributable to ALTA extended coverage title insurance and for any endorsements to the Owner’s Title Policy. Purchaser may, at its sole cost, obtain an ALTA survey certified to Purchaser and the Title Insurer sufficient in form to allow the Title Insurer to issue the Owner’s Title Policy. Purchaser’s failure to do so will not constitute a default, but instead, upon such failure, all references to the Owner’s Title Policy will be deemed references to a standard coverage policy.

13. Other Costs and Expenses. All other costs and expenses including legal fees and disbursements incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transaction shall be borne by the Party that incurred same.

14. Brokerage. Neither Sellers nor Purchaser has dealt with any real estate broker or salesperson in connection with the proposed sale of the Property. Each Party shall indemnify the other for claims of real estate brokers or salespersons claiming through such Party.

15. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Arizona. In the event a lawsuit is brought to enforce the terms of this Agreement, the Parties hereto consent to the jurisdiction of the state court of Arizona and to venue in Cochise County.

16. Confidentiality. Except as disclosed in the Memorandum of Option as contemplated in Section 19 below, the contents of this Agreement shall be kept confidential except as may otherwise be required by law or stock exchange rule. Without the prior written consent of the other Party, no Party shall disclose to any person that discussions or negotiations are taking place or any of the terms, conditions or other facts with respect hereto, unless and only to the extent that such disclosure is required to be made under applicable laws or stock exchange rules; provided, however, that notwithstanding anything to the contrary contained herein, Purchaser shall be entitled to make contact with applicable governmental authorities to determine the status of entitlements for the Property.

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17. Publicity. Neither Party shall make any press release or public announcement concerning the existence of this Agreement or the transactions contemplated hereby without the prior written consent of the other Party, provided that neither Party shall be prohibited hereby, after consultation with the other Party upon one business days’ notice, from making such disclosures as are required by law or by the applicable regulations of any securities exchange. In the event that the existence of this Agreement or the transactions contemplated hereby are or are about to be disclosed to the public by any third person, the Parties agree to co-operate in good faith to prepare a joint press release mutually agreeable in form and substance.

18. Termination. The obligations of the Parties under this Agreement shall terminate upon the earlier of: (a) the written agreement of the Parties to terminate this Agreement and the Parties’ obligations hereunder; or (b) termination by the Purchaser by notice in writing to the Sellers, provided that the provisions of Sections 9, 14, 16, 17, 21, 22 and 23 shall survive termination.

19. Assignment. This Agreement shall inure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. Purchaser may not assign or transfer all or any part its rights or obligations under this Agreement to any third party other than to (i) a private entity with net assets, excluding liabilities, of at least [REDACTED: Dollar amount], or (ii) a public entity with a market capitalization of common equity of at least [REDACTED: Dollar amount] as traded on a recognized public stock exchange, without the prior written consent of Sellers, which consent shall not be unreasonably withheld or denied. Each of the Sellers may not assign or transfer all or any part of its rights or obligations under this this Agreement to any third party without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or denied. However, if a Party files a petition for bankruptcy or has a petition filed against it, that Party may not assign the Agreement without the written consent of the non-bankrupt Party.

20. Memorandum of Option. The Parties agree that this Option is a covenant running with the land, which is binding upon Sellers with respect to their interest in the Property, and upon Purchaser as to the terms and provisions of this Agreement, and inures to the benefit of, and binds, Sellers and Purchaser respectively and their respective successors and assigns. Sellers and Purchaser shall execute a memorandum of this Agreement substantially in the form attached hereto as Schedule “D” (“Memorandum”), and upon the payment of the Initial Fee, Purchaser shall have the right to record the Memorandum. Sellers and Purchaser agree to make any modifications to and/or re-execute the Memorandum as may be necessary to facilitate recording of the Memorandum. In the event that the Memorandum is recorded and this Agreement is subsequently terminated, then Purchaser shall immediately prepare, execute and deliver to Sellers a Notice of Termination of Option to Purchase Agreement in a form and substance acceptable to Sellers, which Sellers shall thereafter promptly record.

21. Risk of Loss/Condemnation. Until Closing, the risk of loss or damage to the Property, shall be borne by Sellers. In the event all or any portion of the Property is damaged in any casualty or condemned or taken (or notice of any condemnation or taking is issued), then Purchaser may terminate this Agreement (even if Purchaser has already exercised the Option) by providing written notice of such termination to Sellers within ten (10) business days after Purchaser’s receipt of notice of such condemnation, taking or damage, upon which neither party shall have any further rights, obligations or liabilities under this Agreement, except as otherwise set forth herein and Sellers shall retain any of the Initial Fee or Annual Fees that have been paid as of the date of termination. With respect to any condemnation or taking (of any notice thereof), if Purchaser exercises the Option, there shall be no abatement of the Purchase Price and Sellers shall assign to Purchaser at Closing the rights of Sellers to the awards, if any, for the condemnation or taking, and Purchaser shall be entitled to receive and9keep all such awards. With respect to a casualty, if Purchaser exercises the Option, there shall be no abatement of the Purchase Price and Sellers shall assign to Purchaser at Closing the rights of Sellers to the proceeds under Sellers’ insurance policies covering such Property with respect to such damage or destruction (or pay to Purchaser any such proceeds received prior to Closing), and Purchaser shall be entitled to receive and keep any monies received from such insurance policies (less any amounts spent by Sellers to repair the Property). The terms of this Section 20 shall survive Closing.

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22. Removal of Personal Property. Sellers shall have no obligation to remove any personal property from the Property prior to Closing. All personal property remaining on the Property at Closing shall be automatically transferred to Purchaser at Closing.

23. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by facsimile, e-mail in pdf format or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

24. Representatives.

24.1 Purchaser hereby appoints Stephen Twyerould (the “Purchaser Representative”) as its representative and represents and warrants that the Purchaser Representative has authority to provide any consent, and execute any document and instruments contemplated by this Agreement. Purchaser may update the Purchaser Representative on notice to the Sellers.

24.2 Sellers hereby appoint Kyle Hiatt (the “Sellers’ Representative”) as its representative. Sellers may update the Sellers’ Representative on notice to the Purchaser provided by the then current Sellers’ Representative.

25. Notice. All notices and demands which may be required or permitted to be given to either party under this Agreement shall be in writing, and all such notices and demands shall be sent by certified United States mail, return receipt requested, postage prepaid, or hand delivered to the addresses set out below or to such other person or place as each party may from time to time designate in a notice to the other. Notices shall be deemed given and made upon actual receipt. Any notice or demand required or permitted to be given or made under this Agreement shall be addressed to Purchaser and Sellers’ Representative (on behalf of Sellers), respectively, at the addresses set forth below:

To Sellers:	Kyle Hiatt
Benson 1550, LLC and Benson 5200, LLC c/ o, their Manager, Kyvek Development, LLC [REDACTED: Address]

With a copy to:	Fennemore Craig, P.C.
2394 East Camelback [Address]
Phoenix, Arizona 85016-3429

To Purchaser:	Stephen Twyerould
President and CEO
Excelsior Mining Arizona, Inc.
2999 North 44th Street, Suite 300
Phoenix, Arizona 85018

With a copy to:	Michael Ford
Snell & Wilmer LLP
One East Washington Street Suite 2700
Phoenix, AZ 85004

10

26. Interpretation. Unless otherwise expressly provided for, for the purposes of this Agreement, the following rules of interpretation shall apply:

26.1 Dollars. Any reference in this Agreement to “dollars” or “$” shall mean U.S. dollars.

26.2 Business day. Any reference in this Agreement to a business day shall mean any day of the year other than (i) a Saturday or Sunday, or (ii) any day on which national banking institutions in Arizona are open to the public for conducting business and are not required or authorized to close.

26.3 Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

26.4 Schedules. The Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. Any capitalized terms used in any Schedule but not otherwise defined therein shall be defined as set forth in this Agreement.

26.5 Headings. The division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” or “Subsection” are to the corresponding Section or Subsection of this Agreement unless otherwise specified.

27. Authority. Purchaser and each of the Sellers represent and warrant that the signatories below are duly authorized and have all necessary authority to bind their respective entities indicated below, and each of the Sellers represents and warrants that it has authority to act on behalf of all of the entities holding interests in the Property.

11

If the foregoing is acceptable to Sellers, please so indicate by executing this Agreement below.

Sincerely,

EXCELSIOR MINING ARIZONA, INC.

By	Original Signed
Name:	Stephen Twyerould
Title:	President & Chief Executive Officer

ACCEPTED AND AGREED TO

THIS 12th DAY OF November                , 2024 (the “Effective Date”)

12

Benson 1550, LLC		Benson 5200, LLC

By:	Kyvek Development, L.L.C., an Arizona limited liability company, its Manager	By:	Kyvek Development, L.L.C., an Arizona limited liability company, its Manager

By:	Original Signed	By:	Original Signed:
Name:	Kyle Hiatt	Name:	Kyle Hiatt
Title:	Member	Title:	Member

By:	Original Signed	By:	Original Signed
Name:	Kevin B. Weber	Name:	Kevin B. Weber
Title:	Member	Title:	Member

Viel Gluck, LLC		Ben Fatto, LLC

By:	CB Vinyard Group, LLC, an Arizona limited liability company, its Manager	By:	CH Vinyard Group, LLC, an Arizona limited liability company, its Manager

By:	Original Signed	By:	Cardon Hiatt Investments, LLC, an Arizona, its Manager
Name:
Title:
		By:	Original Signed
Name:
Title:

Piemonteis Direct, L.L.C.		Peterben Vigna, L.L.C.

By:	Original Signed	By:	CH Vigna Management, LLC, an Arizona limited liability company, its Manager
Name:
Title:
		By:	Original Signed
Name:
Title:

Benton Vigna, L.L.C.		La Romana Direct, L.L.C.

By:	CH Vigna Management, LLC, an Arizona limited liability company, its Manager	By:	Original Signed:
Name:
Title:
By:	Original Signed
Name:
Title:

13

SCHEDULE “A”

PROPERTY DESCRIPTION

Benson Parcel Information

Benson 1550 (“Southern Land”)

Parcel	Acreage
208-20-002M	455.76
208-71-036	390.16
208-49-021C	224.76
208-49-021B9	275.25
208-20-002Q	73.44
208-20-002H	55.05
###-##-####	61.96
Total Southern Land	1,536.38	39.33%

Benson 5200 (“Northern Land”)

Parcel	Acreage
208-15-004	238.93
208-15-005	395.93
208-15-014	161.15
208-15-015	36.86
208-15-018	119.35
208-19-002	120.06
208-19-003	40.73
208-49-002	157.44
601-05-001	20.66
208-15-010B	159.27
208-15-016B	23.77
208-15-016C	12.9
208-19-001E	39.87
208-19-001F	3.16
208-19-001G	171.37
601-06-001B	70.85
208-15-010A	597.89
Total Northern Land	2,370.19	60.67%

Total Benson Acreage	3,906.57	100.00%

Schedule A-1

SCHEDULE “B”

PAYMENT DISTRIBUTION SCHEDULE

[REDACTED: Confidential payment schedule]

Schedule B-1

SCHEDULE “C”

TITLE TRANSFER DOCUMENTS

FORM OF SPECIAL WARRANTY DEED

WHEN RECORDED, RETURN TO:

Stephen Twyerould

Excelsior Mining Arizona, Inc.

2999 North 44th Street, Suite 300

Phoenix, AZ 85018

SPECIAL WARRANTY DEED

For Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Benson 1550, LLC, an Arizona limited liability company (“Benson 1550”), Benson 5200, LLC, an Arizona limited liability company (“Benson 5200”), Viel Gluck, LLC, an Arizona limited liability company, as successor by merger to Veil Gluck Limited Partnership, an Arizona limited partnership (“VGLLC”), Ben Fatto, LLC, an Arizona limited liability company, as successor by merger to Ben Fatto Limited Partnership, an Arizona limited partnership (“BFLLC”), Piemonteis Direct, L.L.C., an Arizona limited liability company (“PDL”), Peterben Vigna, L.L.C., an Arizona limited liability company (“PVL”), Benton Vigna, L.L.C., an Arizona limited liability company (“BVL”), and La Romana Direct, L.L.C., an Arizona limited liability company (“LRDL”) (collectively, “Grantor”), does hereby grant, sell and convey to EXCELSIOR MINING ARIZONA, INC., an Arizona corporation, having an address of 2999 North 44th Street, Suite 300, Phoenix, AZ 85018 (“Grantee”), that certain real property situated in Cochise County, Arizona described on Exhibit A attached hereto and incorporated herein by this reference (the “Land”), together with all of Grantor’s right, title and interest, if any, in and to (a) all buildings, structures and improvements located thereon, (b) all appurtenances, hereditaments, easements, rights-of-way, reversions and remainders, (c) all oil, gas, and mineral rights not previously reserved, (d) any rights of Grantor to any adjoining strips or gores of property and any land lying within the bed of any adjoining street, highway, or waterway and (e) any other rights or privileges appurtenant to such Land or used in connection therewith (collectively, the “Property”).

SUBJECT TO: current taxes not yet due and payable; patent reservations; all covenants, conditions, restrictions, reservations, easements, encumbrances, liens, and declarations or other matters of record or to which reference is made in a public record; any and all conditions, easements, encroachments, rights of way, or restrictions which a physical inspection, or accurate survey, of the Property would reveal; and the applicable zoning and use regulations of any municipality, county, state, or the United States affecting the Property.

The Grantor, for itself and its successors and assigns, hereby warrants and agrees to defend title to the Land as against all acts of Grantor herein and none other, subject to the foregoing.

DATED and effective as of this _____day of __________, 20 _____.

[Signature Page Follows]

Schedule C-1

Benson 1550, LLC		Benson 5200, LLC

By:	Kyvek Development, L.L.C., an Arizona limited liability company, its Manager	By:	Kyvek Development, L.L.C., an Arizona limited liability company, its Manager

By:		By:
Name:	Kyle Hiatt	Name:	Kyle Hiatt
Title:	Member	Title:	Member

By:		By:
Name:	Kevin B. Weber	Name:	Kevin B. Weber
Title:	Member	Title:	Member

Viel Gluck, LLC		Ben Fatto, LLC

By:	CB Vinyard Group, LLC, an Arizona limited liability company, its Manager	By:	CH Vinyard Group, LLC, an Arizona limited liability company, its Manager

By:		By:	Cardon Hiatt Investments, LLC, an Arizona, its Manager
Name:
Title:
By:
Name:
Title:

Piemonteis Direct, L.L.C.		Peterben Vigna, L.L.C.

By:		By:	CH Vigna Management, LLC, an Arizona limited liability company, its Manager
Name:
Title:
By:
Name:
Title:

Benton Vigna, L.L.C.		La Romana Direct, L.L.C.

By:	CH Vigna Management, LLC, an Arizona limited liability company, its Manager	By:
Name:
Title:
By:
Name:
Title:

[ADD ALL NOTARY BLOCKS]

Schedule C-2

EXHIBIT A

to Special Warranty Deed

Legal Description of Property

[INSERT LEGAL DESCRIPTION FROM FINAL PROFORMA TITLE POLICY IN A FORM AS AGREED TO BETWEEN SELLERS AND PURCHASER]

Schedule C-3

FORM OF NON-FOREIGN AFFIDAVIT – EACH SELLER

NON-FOREIGN AFFIDAVIT

Section 1445 of the United States Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including Section 1445), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform EXCELSIOR MINING ARIZONA, INC., an Arizona corporation (“Transferee”), that withholding of tax is not required upon the disposition of a U.S. real property interest by ___________________________________________ (“Transferor”), the undersigned certifies the following on behalf of Transferor:

1. Transferor is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations).

2. Transferor is not a disregarded entity as defined in Section 1.1445-2(b)(2)(iii) of the Income Tax Regulations.

3. Transferor’s U.S. taxpayer identification number is:                        .

4. Transferor’s office address is: ________________________________________________________________

5. The legal description of the U.S. real property interest being transferred is:

 See Exhibit A attached hereto and incorporated herein by this reference.

Transferor understands that this certification may be disclosed to the Internal Revenue Service by Transferee, and that any false statement contained herein could be punished by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of Transferor.

This Non-Foreign Affidavit is dated as of _____________, 20 ____.

Schedule C-4

Executed to be effective as of _____________________, 20 ___, by:

Transferor:

By:
Name:
Title:

Subscribed and sworn to before me this ______ day of ______________________, 20 _____.

Notary Public in and for the State of _________________, residing at ____________________.

My commission expires: ___________________, 20 _____.

Schedule C-5

Exhibit A

Legal Description

[INSERT LEGAL DESCRIPTION FROM FINAL PROFORMA TITLE POLICY IN A FORM AS AGREED TO BETWEEN SELLERS AND PURCHASER]

Schedule C-6

SCHEDULE “D”

MEMORANDUM OF OPTION

When recorded, mail to:

Michael Ford

Snell & Wilmer LLP

One East Washington Street Suite 2700

Phoenix, AZ 85004.

MEMORANDUM OF OPTION

THIS MEMORANDUM OF OPTION is made this __________ day of _______________________, 2024, among the following parties:

Excelsior Mining Arizona, Inc. (“Purchaser”)

Benson 1550, LLC (“Benson 1550”)

Benson 5200, LLC (“Benson 5200”)

Viel Gluck, LLC (“VGLLC”)

Ben Fatto, LLC (“BFLLC”)

Piemonteis Direct, L.L.C. (“PDL”)

Peterben Vigna, L.L.C. (“PVL”)

Benton Vigna, L.L.C. (“BVL”)

La Romana Direct, L.L.C. (“LRDL”, and together with Benson 1550, Benson 5200, VGLLC, BFLLC, PDL, PVL and BVL, the “Sellers”)

NOTICE IS HEREBY GIVEN that Sellers have granted to Purchaser an option to purchase certain real property located in portions of (i) Section 6, Township 16 South, Range 23 East; (ii) Section 35, Township 15 South, Range 22 East; (iii) Section 34, Township 15 South, Range 22 East; (iv) Section 16, Township 15 South, Range 22 East; (v) Section 27, Township 15 South, Range 22 East; (vi) Section 30, Township 15 South, Range 23 East; (vii) Section 31, Township 15 South, Range 23 East; (viii) Section 1, Township 16 South, Range 22 East; (ix) Section 4, Township 16 South, Range 22 East; (x) Section 33, Township 15 South, Range 22 East; and (xi) Section 28, Township 15 South, Range 22 East, of the Gila and Salt River Base and Meridian, Cochise County, Arizona, legally described on the attached Exhibit A and depicted on the attached Exhibit A-1 (the “Property”) for a term not exceeding six (6) years in accordance with the terms and conditions of that certain Option to Purchaser Agreement, dated ______________________, 2024, between Sellers and Purchaser, which is incorporated herein by reference as though fully set forth herein (the “Agreement”). This Memorandum of Option shall automatically terminate and be of no further force or effect upon the earlier of (i) the date of the recording of a conveyance deed vesting the Property in Purchaser, (ii) the date of the recording of a Notice of Termination of Option to Purchase Agreement regarding the Agreement and Property as executed by Purchaser, and (iii) the date that is six years following the date of the Agreement.

DATED the day and year written above.

Schedule D-1

PURCHASER:

Excelsior Mining Arizona, Inc., an Arizona corporation

By:
Name:
Title:

Schedule D-2

SELLERS:

Benson 1550, LLC		Benson 5200, LLC

By:	Kyvek Development, L.L.C., an Arizona limited liability company, its Manager	By:	Kyvek Development, L.L.C., an Arizona limited liability company, its Manager

By:		By:
Name:	Kyle Hiatt	Name:	Kyle Hiatt
Title:	Member	Title:	Member

By:		By:
Name:	Kevin B. Weber	Name:	Kevin B. Weber
Title:	Member	Title:	Member

Viel Gluck, LLC		Ben Fatto, LLC

By:	CB Vineyard Group, LLC, an Arizona limited liability company, its Manager	By:	CH Vineyard Group, LLC, an Arizona limited liability company, its Manager

By:		By:	Cardon Hiatt Investments, LLC, an Arizona limited liability company, its Manager
Name:
Title:
By:
Name:
Title:

Piemonteis Direct, L.L.C.		Peterben Vigna, L.L.C.

By:		By:	CH Vigna Management, LLC, an Arizona limited liability company, its Manager
Name:
Title:
By:
Name:
Title:

Benton Vigna, L.L.C.		La Romana Direct, L.L.C.

By:	CH Vigna Management, LLC, an Arizona limited liability company, its Manager	By:
Name:
Title:
By:
Name:
Title:

Schedule D-3

STATE OF_______________	)
)ss.
County of ________________	)

On _____________________________, before me, ______________________________ personally appeared ____________________________________ personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s) or the entity on behalf of which the person(s) acted, executed the instrument.

Witnessed my hand and official seal.

Notary Public

[SEAL]

Description of document this notarial certificate is being attached to:

Type/Title	Memorandum of Option

Date of Doc.	______________, 2024

Number of Pages	___________

Add’l Signatures (other than those named in the notarial certificate.)	One

Schedule D-4

STATE OF_______________	)
)ss.
County of ________________	)

On __________________________________, before me, ________________________________ personally appeared _________________________________ personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s) or the entity on behalf of which the person(s) acted, executed the instrument.

Witnessed my hand and official seal.

Notary Public

[SEAL]

Description of document this notarial certificate is being attached to:

Type/Title	Memorandum of Option

Date of Doc.	_________________, 2024

Number of Pages	___________

Add’l Signatures (other than those named in the notarial certificate.)	One

Schedule D-5

Exhibit A to Memorandum of Option

Arizona Parcel Number (APN)	REFERENCE	BOOK	MAP	PARCEL	Land Designation	Land Owner	Land Record Area (Acres)	Township	Range	Section
601-18-001	MS 3229 R/S BK018PG094B	601	18	1	D-RURAL	BENSON 1550 LLC	20.65	16 S	23E	6
601-18-001	MS 3229 R/S BK018PG094B	601	18	1	D-RURAL	BENSON 1550 LLC	41.31	16 S	23E	6
208-71-036	R/S BK018PG094B	208	71	36	D-RURAL	BENSON 1550 LLC	390.16	16 S	23E	6
601-06-001B	MS 1790	601	6	001B	D-RURAL	BENSON 5200 LLC	50.21	15S	22E	35
601-06-001B	MS 1790	601	6	001B	D-RURAL	BENSON 5200 LLC	20.66	15S	22E	34
601-05-001	MS 2451	601	5	1	D-RURAL	BENSON 5200 LLC	20.66	15S	22E	16
208-15-016B	ASSESSOR LEGAL	208	15	016B	D-RURAL	BENSON 5200 LLC	22.49	15S	22E	34
208-15-016C	ASSESSOR LEGAL	208	15	016C	D-RURAL	BENSON 5200 LLC	13.13	15S	22E	34
208-15-015	ASSESSOR LEGAL	208	15	15	D-RURAL	BENSON 5200 LLC	36.41	15S	22E	34
208-15-018	ASSESSOR LEGAL	208	15	18	D-RURAL	BENSON 5200 LLC	119.62	15S	22E	34
208-15-010B	ASSESSOR LEGAL	208	15	010B	D-RURAL	BENSON 5200 LLC	159.43	15S	22E	34
208-15-014	ASSESSOR LEGAL	208	15	14	D-RURAL	BENSON 5200 LLC	160.88	15S	22E	34
208-15-004	ASSESSOR LEGAL	208	15	4	D-RURAL	BENSON 5200 LLC	238.93	15S	22E	27
208-19-001E	ASSESSOR LEGAL	208	19	001E	D-RURAL	BENSON 5200 LLC	39.87	15S	22E	35
208-19-002	ASSESSOR LEGAL	208	19	2	D-RURAL	BENSON 5200 LLC	120.06	15S	22E	35
208-19-001F	ASSESSOR LEGAL	208	19	001F	D-RURAL	BENSON 5200 LLC	4.93	15S	22E	35
208-19-001G	ASSESSOR LEGAL	208	19	001G	D-RURAL	BENSON 5200 LLC	161.54	15S	22E	35
208-19-003	ASSESSOR LEGAL	208	19	3	D-RURAL	BENSON 5200 LLC	40.73	15S	22E	35
208-20-002H	ASSESSOR LEGAL	208	20	002H	D-RURAL	BENSON 1550 LLC	55.05	15 S	23E	30
208-20-002Q	ASSESSOR LEGAL	208	20	002Q	D-RURAL	BENSON 1550 LLC	73.44	15 S	23E	30
208-20-002M	ASSESSOR LEGAL	208	20	002M	D-RURAL	BENSON 1550 LLC	454.95	15 S	23E	31
208-49-021B	R/S BK018PG094A	208	49	021B	D-RURAL	BENSON 1550 LLC	275.25	16 S	22E	1
208-49-002	ASSESSOR LEGAL	208	49	2	D-RURAL	BENSON 5200 LLC	159.13	16 S	22E	4
208-49-021C	ASSESSOR LEGAL	208	49	021C	D-RURAL	BENSON 1550 LLC	224.83	16 S	22E	1
208-15-010A	ASSESSOR LEGAL	208	15	010A	D-RURAL	BENSON 5200 LLC	597.89	15S	22E	33
208-15-005	ASSESSOR LEGAL	208	15	5	D-RURAL	BENSON 5200 LLC	395.93	15S	22E	28
						Total	3898.14

Schedule D-6

Exhibit A-1 to Memorandum of Option

517000
520000
523000
526000
529000
532000
535000
538000
541000
544000
415000
410000
405000
400000
395000
390000
385000
380000
375000
N
60105001
20815005
20815004
20815010A
20815010B
20815014
20819002
60106001B
20819001E
20819003
20815018
20815016B
20819001F
60106001B
20815015
20815016C
20819001G
20849002
N Seven Dash Ranch Road
Adams Ranch Road
Freeway Onramp
20820002Q
20820002H
20820002M
60118001
20849021C
20849021B
20871036
60118001
I-10
I-10
I-10
Johnson Road
Freeway Onramp
Freeway Onramp
Dragoon Road
Legend
I-10_Feeway
Benson 1550 & 5200 LLC Land
0
0.4
0.8
1.6 Miles

Schedule D-7